37/10	28 May 2010

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY. HOLDERS WITHIN THE UNITED STATES OR WHO ARE US PERSONS WILL BE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE OFFER ONLY IF THEY ARE “QUALIFIED INSTITUTIONAL BUYERS” (“QIBs”) AS DEFINED IN RULE 144A (“RULE 144A”) UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (“RULE 144A”). THE EXCHANGE OFFER IS MADE SUBJECT TO OFFER RESTRICTIONS IN CERTAIN JURISDICTIONS (SEE “OFFER RESTRICTIONS” BELOW).

EXCHANGE OFFER OF UPPER TIER 2 SECURITIES

LBG CAPITAL NO. 2 PLC ANNOUNCES AN INVITATION TO EXCHANGE CERTAIN TARGET SECURITIES IN EXCHANGE FOR THE DELIVERY OF NEW ORDINARY SHARES OF LLOYDS BANKING GROUP PLC.

LBG Capital No. 2 plc (“LBG Capital No. 2”) has today invited all Eligible Holders (subject to certain offer restrictions) of the Target Securities (as set out below) to Offer to Exchange any or all of their Target Securities that are outstanding for up to 750,000,000 (as may be increased, the “Maximum Ordinary Share Offer Amount”) fully paid ordinary shares with a nominal value of 10 pence each (the “Ordinary Shares”) in the capital of Lloyds Banking Group plc (the “Company”) upon the terms and subject to the conditions set out in the Exchange Offer Memorandum dated 28 May 2010 (the “Exchange Offer Memorandum”).

The Exchange Offer is made on the terms and subject to the conditions set out in the Exchange Offer Memorandum. Capitalised terms used but not otherwise defined in this announcement have the meaning given to them in the Exchange Offer Memorandum. Eligible Holders of Target Securities are advised to read the Exchange Offer Memorandum and information incorporated by reference therein carefully for full details of and information on the procedures for participating in the Exchange Offer.

The Exchange Offer provides the Group with an opportunity to further enhance the quality of the Group’s capital base. It will also lead to the generation of additional profit.

The Target Securities

Set forth below for each of the Target Securities subject to the Offer to Exchange are the applicable Exchange Priority, Issuer, ISIN, outstanding principal amount, Exchange Value Amount, Early Submission Premium and Total Exchange Value Amount:

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh EH1 1YZ

						Total
			Principal		Early	Exchange
Exchange	Issuer and Title of Target		Amount	Exchange	Submission	Value
Priority	Securities	ISIN	Outstanding	Value Amount*	Premium*	Amount*
1	Lloyds TSB Bank plc	GB0005224307	$659,850,000	$5,500	$500	$6,000
	$750,000,000 Primary
	Capital Undated Floating
	Rate Notes (Series 1)
2	Lloyds TSB Bank plc	GB0005205751	$423,810,000	$5,500	$500	$6,000
	$500,000,000 Primary
	Capital Undated Floating
	Rate Notes (Series 2)
3	Lloyds TSB Bank plc	GB0005232391	$526,150,000	$5,500	$500	$6,000
	$600,000,000 Primary
	Capital Undated Floating
	Rate Notes (Series 3)
4	Bank of Scotland plc	GB0000765403	$237,200,000	$5,500	$500	$6,000
	$250,000,000 Undated
	Floating Rate Primary
	Capital Notes

* Amount per $10,000 principal amount of the relevant series of Target Securities.

In November 2009, as part of the restructuring plan that was a requirement for European Commission approval of state aid received by the Group, the Group agreed not to make discretionary payments of coupons or to exercise voluntary call options on hybrid securities from 31 January 2010 to 31 January 2012. This also prevents the Group from paying dividends on its ordinary shares for the same duration. It is the current intention of the Company that any decision to exercise capital calls in any Target Securities that remain outstanding after 31 January 2012 will be made on an economic basis depending on the conditions at the time.

Terms of the Exchange Offer

Subject to the USD100,000 Minimum Submission Amount, for each USD10,000 principal amount of the Target Securities validly tendered and accepted for exchange, Eligible Holders of a particular series of Target Securities will receive a number of Ordinary Shares having an aggregate U.S. dollar value (based on the Conversion Price) equal to (i) the applicable Exchange Value Amount, or (ii) in the case of the Target Securities tendered and not validly withdrawn prior to the Early Submission Deadline, the applicable Total Exchange Value Amount (which represents the sum of the applicable Exchange Value Amount plus the applicable Early Submission Premium).

Upon the terms and subject to the conditions of the Exchange Offer, LBG Capital No. 2 will accept Offers to Exchange in accordance with the Exchange Priority as set out above, until either (i) it has accepted all of the Target Securities validly offered and eligible for exchange or (ii) the number of Ordinary Shares to be delivered in exchange for Target Securities is the maximum such number that can be delivered without exceeding the Maximum Ordinary Share Offer Amount. Where the acceptance in accordance with the Exchange Priority of all valid Offers to Exchange of one or more series of Target Securities would require a greater number of Ordinary Shares to be delivered than the Maximum Ordinary Share Offer Amount, LBG Capital No. 2 will accept Target Securities validly tendered and not validly withdrawn prior to the Expiration Deadline in accordance with the Exchange Priority and, in the case of a particular series, on a pro rata basis up to the maximum principal amount that may be accepted without the Maximum Ordinary Share Offer Amount being exceeded. Offers to Exchange a series of Target Securities with lower Exchange Priority than the lowest ranking series of Target Securities with respect to which any Offers to Exchange are accepted, will not be accepted. LBG Capital No. 2 reserves the right, but is under no obligation, to increase the Maximum Ordinary Share Offer Amount at any time, subject to compliance with applicable law.

Eligible Holders will not be entitled to receive any cash sum from LBG Capital No. 2 in respect of interest on their Target Securities accepted for exchange in the Exchange Offer. Eligible Holders must Offer to Exchange a principal amount of Target Securities of not less than USD100,000 (the “Minimum Submission Amount”) or their Target Securities will not be accepted for exchange. In the event tenders for any series of Target Securities are pro-rated as described above, the principal amount per series of Target Securities accepted for exchange will also be subject to the Minimum Submission Amount.

The number of Ordinary Shares to be delivered for each USD10,000 principal amount of a series of Target Securities will equal the applicable Exchange Value Amount or Total Exchange Value Amount, as the case may be, divided by the Conversion Price. The Conversion Price will be equal to the product of (i) the arithmetic average of the daily per share Volume-Weighted Average Price for each of the Trading Days in the period commencing on (and including) 14 June 2010 and ending on (and including) 25 June 2010, and (ii) the Sterling Exchange Rate (to be determined on 25 June 2010).

If an Eligible Holder would be entitled to receive a number of Ordinary Shares which is not a whole number, any fractional entitlements will be rounded down to the nearest whole number and Eligible Holders will not receive any such fractional entitlements and no cash payments will be made in lieu thereof.

LBG Capital No. 2 expressly reserves the right to amend or terminate the Exchange Offer and to reject for exchange any Target Securities not previously accepted for exchange, if any of the conditions to the Exchange Offer specified in the Exchange Offer Memorandum are not satisfied. In addition, LBG Capital No. 2 expressly reserves the right, at any time or at various times, to waive any conditions to the Exchange Offer, in whole or in part. All conditions to the Exchange Offer must be satisfied or waived prior to the Expiration Deadline.

Expected Timetable

The times and dates below are indicative only and subject to amendment by LBG Capital No.2

The expected timetable for the Exchange Offer is detailed below:

Events	Dates and Times
Commencement of the Exchange Offer Period

Exchange Offer announced. Exchange Offer Memorandum	28 May 2010
made available to Eligible Holders.

Early Submission Deadline

The deadline for receipt by the Exchange Agent of	5:00 p.m., New York City time, on 11 June 2010
Exchange Instructions intended to be submitted prior to the
Early Submission Deadline. Holders must arrange for
receipt by the Exchange Agent of Exchange Instructions
with respect to Target Securities prior to the Early
Submission Deadline in order for such Holders to be
eligible to receive the applicable Total Exchange Value
Amount, including the Early Submission Premium, in
respect of such Target Securities.

Events	Dates and Times
Announcement of Early Submission Results

Announcement of the aggregate principal amounts of each	As soon as reasonably practicable on 14 June 2010
series of Target Securities Offered for Exchange during the
Early Submission Period.

Pricing Period

The Volume-Weighted Average Price will be determined	The Trading Days in the period commencing on 14 June
on a daily basis during this period. The daily results will be	2010 and ending on 25 June 2010
averaged for purposes of calculating the Conversion Price
and the Exchange Ratios.

Determination of the Sterling Exchange Rate

Determination by the Dealer Managers of the Sterling	On or about 11:00 a.m., New York City time, on 25 June
Exchange Rate.	2010

Exchange Ratio Announcement

Announcement of the Conversion Price, average Volume-	12:30 p.m., New York City time, on 25 June 2010
Weighted Average Price, the Sterling Exchange Rate and
the Exchange Ratios.

Withdrawal Deadline

The deadline for Eligible Holders to validly withdraw Offers	11:59 p.m., New York City time, on 25 June 2010
to Exchange Target Securities.

Expiration Deadline

The deadline for receipt of all Exchange Instructions. End	11:59 p.m., New York City time, on 25 June 2010
of Exchange Offer Period.

Announcement of Exchange Offer Results

Announcement of (i) the aggregate principal amounts of	As soon as reasonably practicable on 28 June 2010
each series of Target Securities which LBG Capital No. 2
will be accepting for exchange, (ii) whether Offers to
Exchange for each series of Target Securities are to be
accepted in full (if at all) or on a pro rata basis and, where accepted on a pro rata basis, the extent to which such
Offers to Exchange will be scaled; (iii) the number of
Ordinary Shares to be delivered and (iv) the Settlement
Date.

Settlement Date

Settlement Date of the Exchange Offer, including delivery	Expected on 29 June 2010
of the Ordinary Shares in exchange for Target Securities
accepted in the Exchange Offer.

Holders should confirm with the bank, securities broker, Clearing Systems or other Intermediary, if any, through which they hold their Target Securities, whether such Intermediary applies different deadlines for any of the events specified above, and then to allow for such deadlines if they are earlier.

Requests for information in relation to the Exchange Offer should be directed to the Dealer Managers:

DEALER MANAGERS
In the United States
Banc of America Securities LLC	UBS Investment Bank
One Bryant Park	677 Washington Blvd
New York, NY 10036-6715	Stamford, CT 06901-3707
United States	United States
Attention: Debt Advisory Services	Attention: Liability Management Group
Telephone: +1 888-292-0070 (toll free)	Tel: +1 888 719 4210 (toll free)
+ 1 646-855-3401 (collect)	+1 203 719 4210 (collect)

Outside of the United States

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
United Kingdom

Tel: +44 20 7995 3715
Fax: +44 20 7995 8582
Attention: Liability Management – John Cavanagh
email: john.m.cavanagh@baml.com

UBS Investment Bank 1 Finsbury Avenue London EC2M 2PP United Kingdom Tel: +44 20 7567 0525 Fax: +44 20 7568 5332 Attention: Liability Management Group email: OL-Liability-Management@ubs.com

STRUCTURING ADVISER
Lloyds Banking Group plc
The Mound
Edinburgh EH1 1YZ
United Kingdom

Requests for information in relation to the procedures for exchanging Target Securities in, and for any documents or materials relating to, the Exchange Offer should be directed to the Exchange Agent. The Exchange Offer Memorandum will only be provided to persons who have represented that they are Eligible Holders.

EXCHANGE AGENT
Lucid Issuer Services Limited
436 Essex Road
London N1 3QP
United Kingdom
Tel: +44 20 7704 0880
Fax: +44 20 7067 9098
Attention: Sunjeeve Patel, Thomas Choquet
email: lbg@lucid-is.com

REGISTRAR FOR THE ORDINARY SHARES
Equiniti Limited
Aspect House, Spencer Road
Lancing
West Sussex BN99 6DA
United Kingdom

For further information:

Investor Relations
Michael Oliver	+44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Moira d’Arcy	+44 (0) 20 7356 2164
Head of Debt Investor Relations
Email: moira.d’arcy@ltsb-finance.co.uk

Martin Adams	+44 (0) 20 7356 1585
Investor Relations Manager
Email: martin.adams@ltsb-finance.co.uk

Media Relations
Sara Evans	+44 (0) 20 7356 2075
Media Relations Manager
Email: sara.evans2@lloydstsb.co.uk

DISCLAIMER

This announcement must be read in conjunction with the Exchange Offer Memorandum. This announcement and the Exchange Offer Memorandum contain important information which must be read carefully before any decision is made with respect to the Exchange Offer. If any Eligible Holder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, financial and accounting advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Target Securities are held on its behalf by a broker, dealer, bank, custodian, trust company, or other nominee must contact such entity if it wishes to participate in the Exchange Offer. None of LBG Capital No. 2, the Company, the Dealer Managers, the Exchange Agent or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether Eligible Holders should participate in the Exchange Offer. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. Neither this announcement nor the Exchange Offer Memorandum constitute an invitation to participate in the Exchange Offer in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws and offers of Target Securities for exchange pursuant to the Exchange Offer will not be accepted from Holders in any jurisdiction where such invitation is unlawful.

This announcement is not for distribution, directly or indirectly, in or into the United States or any other state or jurisdiction in which it would be unlawful to do so. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein (the “Securities”) have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”). The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States, and the Securities have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States, or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering or the Securities or the accuracy or adequacy of any of the documents or other information contained therein.

The Exchange Offer is not being made in Italy or to any person located or resident in Italy and is also restricted in other jurisdictions.

The distribution of this announcement and the Exchange Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Exchange Offer Memorandum come are required by LBG Capital No.2, the Company, the Dealer Managers and the Exchange Agent to inform themselves about, and to observe, any such restrictions.

OFFER RESTRICTIONS

European Economic Area

Although the Exchange Offer may constitute an offer of securities to the public for the purposes of the Directive (as defined below), no action is required to be taken under the Directive in connection with such offer as the offer of securities is only addressed to Eligible Holders in any Member State of the EEA that has implemented the Prospectus Directive and who offer to exchange and have accepted for exchange a principal amount of Target Securities of not less than the Minimum Submission Amount.

Furthermore, in any EEA Member State that has implemented the Directive, this announcement and the Exchange Offer Memorandum are only addressed to and are only directed at “qualified investors” in that Member State within the meaning of the Prospectus Directive.

United States

The Ordinary Shares have not been and will not be registered under the Securities Act, and the Ordinary Shares are being offered and will be delivered only to persons (i) in the United States that are “qualified institutional buyers”, as that term is defined in Rule 144A, in a private transaction in reliance upon an exemption from the registration requirements of the Securities Act for transactions by an issuer not involving a public offering or (ii) that are both (A) persons other than “U.S. persons”, as that term is defined in Rule 902 under the Securities Act, in offshore transactions in reliance upon Regulation S and (B) Non-U.S. Eligible Holders. The Ordinary Shares are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act and other applicable securities laws, pursuant to registration or exemption therefrom. The Ordinary Shares will not be eligible for resale pursuant to Rule 144A. Ordinary Shares that are “restricted securities”, as such term is defined in Rule 144 under the Securities Act, may not be deposited into the American Depositary Share facility maintained in relation to the Ordinary Shares. See “Transfer Restrictions” in the Exchange Offer Memorandum.

Only Eligible Holders are authorised to receive or review the Exchange Offer Memorandum or to participate in the Exchange Offer. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time and should be able to bear the risk of loss for all or part of their investment.

The Exchange Offer and the Ordinary Shares have not been approved or disapproved by the SEC, any state securities commission in the United States or any other U.S. federal or state regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Exchange Offer or the accuracy or adequacy of this announcement or the Exchange Offer Memorandum. Any representation to the contrary is a criminal offence in the United States.

Italy

This announcement and the Exchange Offer are not being made in the Republic of Italy. The Exchange Offer, this announcement and the Exchange Offer Memorandum have not been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (‘‘CONSOB’’) pursuant to Italian laws and regulations. Accordingly, the Exchange Offer is not made or made available to holders of Target Securities who are Italian residents and/or persons located in the Republic of Italy and they may not submit acceptances relating to Target Securities in respect of the Exchange Offer and, as such, any acceptances received from or on behalf of such

Holders of Target Securities shall be ineffective and void. Neither the Exchange Offer Memorandum nor any other information material relating to the Exchange Offer or the Target Securities may be distributed or made available in the Republic of Italy.

United Kingdom

The communication of this Exchange Offer Memorandum is not being made and this Exchange Offer Memorandum has not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, the Exchange Offer Memorandum is not being distributed to, and must not be passed on to, the general public in the United Kingdom. This Exchange Offer Memorandum is only directed at and is only for circulation to (i) persons within the United Kingdom falling within the definition of Investment Professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)); (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”); or (iii) persons falling within Article 43 of the Order, or other persons to whom it may lawfully be communicated in accordance with the Order.

Insofar as the communication in this Exchange Offer Memorandum and such documents and/or materials is made to or directed at relevant persons, any investment or investment activity to which it relates is available only to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Austria

Holders of the Target Securities in or resident in Austria should note that neither this announcement, the Exchange Offer Memorandum nor any other document published or delivered in connection with the offering of the Ordinary Shares is a prospectus (Prospekt) within the meaning of the Austrian Capital Markets Act (Kapitalmarktgesetz, KMG) and has therefore not been drawn up, audited, approved, passported and/or published in accordance with the Austrian Capital Markets Act (Kapitalmarktgesetz, KMG). The Ordinary Shares will be offered in the Republic of Austria exclusively in reliance on the exemptions from the prospectus publication requirement set forth in § 3 para 1 no 9 of the Austrian Capital Markets Act (Kapitalmarktgesetz, KMG) (minimum consideration exemption) and in § 3 para 1 no 11 KMG (qualified investors exemption). Accordingly, in the Republic of Austria, the Ordinary Shares will only be available to, and this announcement, the Exchange Offer Memorandum and any other document in connection with the Exchange Offer are only directed at, Austrian Eligible Holders of the Target Securities eligible to participate in the Exchange Offer pursuant to the terms set out in the Exchange Offer Memorandum but not to the general public.

Belgium

Neither this announcement, the Exchange Offer Memorandum nor any other offering material relating to the Exchange Offer has been submitted or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie-en Assurantiewezen”). The Exchange Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids or as defined in Article 3 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (the “Belgian Public Offer Law”), each as amended or replaced from time to time. Accordingly, the Exchange Offer may not be advertised and the Exchange Offer will not be extended and no memorandum, information circular, brochure or any similar documents has or will be distributed, directly or indirectly, to any person in Belgium other than “qualified investors” in the meaning of Article 10 of the Belgian Public Offer Law (as amended from time to time). The Exchange Offer Memorandum has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offer. Accordingly, the information contained herein and therein may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Exchange Offer is not being made, directly or indirectly, to the public in France and only qualified investors (“Investisseurs Qualifiés”) as defined in and in accordance with Articles L.411-1, L.411-2, L.412-1, L.621 8-3 D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier are eligible to participate in the Exchange Offer. The Exchange Offer Memorandum and any other offering material relating to this Exchange Offer have not been and shall not be distributed to the public in France. The Exchange Offer Memorandum has not been submitted to the clearance of the Autorité des marchés financiers.

Germany

Holders of the Target Securities in or resident in Germany should note that the Exchange Offer is made based on the exemption provided for in Section 3 paragraph 2 sentence 1 no. 3 of the German Securities Prospectus Act (Wertpapierprospektgesetz, WpPG). Accordingly, neither this announcement, the Exchange Offer Memorandum nor any other document in connection with the Exchange Offer or the Ordinary Shares should be deemed to be a prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (WpPG) as it has not been and will not be filed with or approved by the German Federal Financial Supervisory Authority (BaFin).

Norway

This announcement and the Exchange Offer Memorandum have not been approved by, or registered with, any Norwegian securities regulators pursuant to the Norwegian Securities Trading Act of 29 June 2007. Accordingly, neither this announcement, the Exchange Offer Memorandum nor any other offering material relating to the offering or the Ordinary Shares constitutes, or shall be deemed to constitute, an offer to the public in Norway within the meaning of the Norwegian Securities Trading Act of 2007. The Ordinary Shares may not be offered or sold, directly or indirectly, in Norway except:

(a)	in respect of an offer of Ordinary Shares addressed to investors subject to a minimum purchase of Ordinary Shares for a total consideration of not less than €50,000 per investor;

(b)	to “professional investors” as defined in the Norwegian Securities Regulation of 29 June 2007 no. 876, being:

(i) legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in Ordinary Shares;

(ii)

any legal entity which is registered as a professional investor with the Oslo Stock Exchange (No. Oslo Børs) and which has two or more of; (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(iii)

to any natural person which is registered as a professional investor with the Oslo Stock Exchange (No. Oslo Børs) and which has two or more of; (1) an average execution of at least ten transactions in securities of significant volume per quarter for the last four quarters; (2) a portfolio of securities with a market value of at least €500,000; (3) worked or works, for at least one year, within the financial markets in a position which presuppose knowledge of investing in securities;

(c)

to fewer than 100 natural or legal persons (other than “professional investors” as defined in the Norwegian Securities Regulation of 29 June 2007 no. 876), subject to obtaining the prior consent of LBG Capital No.2 plc for any such offer; or

(d)

in any other circumstances provided that no such offer of Ordinary Shares shall result in a requirement for the registration, or the publication by the Company, LBG Capital No.2 plc or the Dealer Managers, of a prospectus pursuant to the Norwegian Securities Trading Act of 29 June 2007.

Hong Kong

The contents of this announcement and the Exchange Offer Memorandum have not been reviewed by any regulatory authority in Hong Kong. Holders of Target Securities are advised to exercise caution in relation to the Exchange Offer. If the Holder of an Existing Security is in any doubt about any of the contents of this announcement or the Exchange Offer Memorandum, they should obtain independent professional advice. Please note that (i) the Ordinary Shares may not be offered or sold in Hong Kong by means of the Exchange Offer Memorandum or any other document other than to professional investors within the meaning of Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong (Cap. 571) (“SFO”) and any rules made thereunder (“professional investors”), or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance of Hong Kong (Cap. 32) (“CO”) or which do not constitute an offer or invitation to the public for the purposes of the CO or the SFO, and (ii) no person shall issue or possess for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Ordinary Shares that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to such professional investors.

Singapore

The Exchange Offer Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this announcement, the Exchange Offer Memorandum and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Ordinary Shares may not be circulated or distributed, nor may Ordinary Shares be offered or sold, or be made the subject of an invitation for acquisition, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where Ordinary Shares are acquired under Section 275 of the SFA by a relevant person which is:

(i)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares pursuant to an offer made under Section 275 except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 2751(A) or Section 276(7) of the SFA.

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law; or

(iv)	as specified in Section 276(7) of the SFA.

General

The Dealer Managers, the Registrar for the Ordinary Shares and the Exchange Agent (and their respective directors, employees or affiliates) make no representations or recommendations whatsoever regarding this announcement, the Exchange Offer Memorandum or the Exchange Offer. The Exchange Agent is the agent of LBG Capital No.2 and the Company and owes no duty to any Holder. None of the Company, LBG Capital No.2, the Dealer Managers, the Registrar for the Ordinary Shares or the Exchange Agent makes any recommendation as to whether or not Eligible Holders should participate in the Exchange Offer.

This document is an advertisement and is not a prospectus for the purposes of EU Directive 2003/71/EC (the “Directive”) and/or Part VI of the Financial Services and Markets Act 2000 (the “FSMA”).

The Exchange Offer does not constitute an offer to buy or the solicitation of an offer to sell the Target Securities and/or the Ordinary Shares in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Exchange Offer to be made by a licensed broker or dealer and either of the Dealer Managers or any of their respective affiliates is such an appropriately licensed broker or dealer in that jurisdiction, the Exchange Offer shall be deemed to be made on behalf of LBG Capital No.2 by such Dealer Manager or affiliate (as the case may be) in such jurisdiction.

– END –

FORWARD LOOKING STATEMENTS

This announcement includes certain forward-looking statements with respect to the business, strategy and plans of the Company or the Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Company’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future.

Examples of such forward-looking statements include, but are not limited to, projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, expenditures or any other financial items or ratios; statements of plans, objectives or goals of the Company or its management including in respect of the integration of HBOS plc and the achievement of certain synergy targets; statements about the future business and economic environments in the United Kingdom and elsewhere including future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments and any impact on the Group; statements about strategic goals, competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.